UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Multi-Color Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

625383104

(CUSIP Number)

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 625383104

1.	Name of reporting person Diamond Castle Partners IV, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,799,436
	8.	Shared voting power 0
	9.	Sole dispositive power 1,799,436
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,799,436 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 11.0%
14.	Type of reporting person PN

(1)	Excludes (i) 682,332 shares of Common Stock over which Diamond Castle Partners IV-A, L.P. has sole voting and dispositive power, (ii) 24,155 shares of Common Stock over which Deal Leaders Fund, L.P. has sole voting and dispositive power and (iii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 625383104

1.	Name of reporting person Diamond Castle Partners IV-A, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 682,332
	8.	Shared voting power 0
	9.	Sole dispositive power 682,332
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 682,332 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 4.2%
14.	Type of reporting person PN

(1)	Excludes (i) 1,799,436 shares of Common Stock over which Diamond Castle Partners IV, L.P. has sole voting and dispositive power, (ii) 24,155 shares of Common Stock over which Deal Leaders Fund, L.P. has sole voting and dispositive power and (iii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 625383104

1.	Name of reporting person Deal Leaders Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 24,155
	8.	Shared voting power 0
	9.	Sole dispositive power 24,155
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 24,155 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 0.1.%
14.	Type of reporting person PN

(1)	Excludes (i) 1,799,436 shares of Common Stock over which Diamond Castle Partners IV, L.P. has sole voting and dispositive power (ii) 682,332 shares of Common Stock over which Diamond Castle Partners IV-A, L.P. has sole voting and dispositive power and (iii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 625383104

1.	Name of reporting person DCP IV GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,505,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,505,923
11.	Aggregate amount beneficially owned by each reporting person 2,505,923 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 15.3%
14.	Type of reporting person PN

(1)	Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 625383104

1.	Name of reporting person DCP IV GP-GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,505,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,505,923
11.	Aggregate amount beneficially owned by each reporting person 2,505,923 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 15.3%
14.	Type of reporting person OO

(1)	Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 625383104

1.	Name of reporting person Ari J. Benacerraf
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - See Item 3 of Statement; PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,000
	8.	Shared voting power 2,505,923
	9.	Sole dispositive power 12,000
	10.	Shared dispositive power 2,505,923
11.	Aggregate amount beneficially owned by each reporting person 2,517,923
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.4%
14.	Type of reporting person IN

CUSIP No. 625383104

1.	Name of reporting person Michael W. Ranger
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,505,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,505,923
11.	Aggregate amount beneficially owned by each reporting person 2,505,923 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 15.3%
14.	Type of reporting person IN

(1)	Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 625383104

1.	Name of reporting person Andrew H. Rush
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,505,923
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,505,923
11.	Aggregate amount beneficially owned by each reporting person 2,505,923 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13.	Percent of class represented by amount in Row (11) 15.3%
14.	Type of reporting person IN

(1)	Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

AMENDMENT NO. 1 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed jointly by (i) Diamond Castle Partners IV, L.P., a Delaware limited partnership (“Diamond Castle Partners IV”); Diamond Castle Partners IV-A, L.P., a Delaware limited partnership (“Diamond Castle Partners IV-A”); and Deal Leaders Fund L.P., a Delaware limited partnership (“Deal Leaders Fund,” and together with Diamond Castle Partners IV and Diamond Castle Partners IV-A, the “Diamond Castle Funds”); (ii) the general partner of each of the Diamond Castle Funds, DCP IV GP, L.P., a Delaware limited partnership (“DCP IV GP”); (iii) the general partner of DCP IV GP, DCP IV GP-GP, LLC, a Delaware limited liability company (“DCP IV GP-GP”); and (iv) Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush, each as a managing member of DCP IV GP-GP. Each person filing this statement is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on October 12, 2011 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1 (as amended, the “Statement”). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2	Identity and Background

Item 2 is hereby amended to delete the information with respect to David M. Wittels, who is no longer a Reporting Person.

Item 4	Purpose of Transaction

Item 4 is amended by adding the following to the end thereof.

On January 23, 2014, the parties to the Escrow Agreement agreed to settle certain claims that had been brought by Issuer in respect of, among other things, the shares held in escrow. Pursuant to the settlement, 46,975.28 shares previously reflected as beneficially owned by the Reporting Persons have been released to the Issuer and the remaining such shares held in escrow (rounded down to the nearest whole share in respect of fractional shares) have been released to the Diamond Castle Funds. 1.07 fractional shares were settled at a price of $36.72 per share. The settlement reflected a compromise regarding disputed claims and is not to be construed as an admission of liability or fault by any of the parties.

Ari J. Benacerraf holds his personal shares for investment and may sell such shares at any time.

Item 5	Interest in Securities of the Issuer

The information contained in Items 4 and 6 of this Statement is incorporated by reference.

(a) and (b). The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Statement that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Statement that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

DCP IV GP is the general partner of each of the Diamond Castle Funds, and, as such, may be deemed to share voting and investment power over the shares of Common Stock held directly by the Diamond Castle Funds. DCP IV GP disclaims beneficial ownership of such shares. DCP IV GP-GP is the general partner of DCP IV GP, and, as such may be deemed to share voting and investment power over the shares of Common Stock held directly by the Diamond Castle Funds and that may be deemed to be beneficially owned by DCP IV GP. DCP IV GP-GP disclaims beneficial ownership of such shares. Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush are the managing members of DCP IV GP-GP and, as such may be deemed to share voting and investment power over the shares of Common Stock held directly by the Diamond Castle Funds and that may be deemed to be beneficially owned by DCP IV GP and DCP IV GP-GP. Each of Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush disclaims beneficial ownership of such shares. Each of the other Reporting Persons disclaims beneficial ownership of the shares held solely by Mr. Benacerraf and this report shall not be deemed to be an admission that each such person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock as of October 31, 2014, 16,398,591, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013.

(c) See Item 4 above and Item 6 below, which are incorporated herein by reference.

(d) Except as otherwise described in Item 6, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended by adding the following to the end thereof.

On April 25, 2012, Lee A. Wright resigned as director and was replaced by Simon T. Roberts.

All escrowed shares have now been released from escrow. See Item 4 above, which is incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

The exhibit index is hereby amended by adding the following to the end thereof.

Exhibit 7.6: Joint Filing Agreement, dated February 3, 2014.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date: February 3, 2014

DIAMOND CASTLE PARTNERS IV, L. P.

By: DCP IV GP, L.P., its General Partner

By: DCP IV GP-GP, LLC, its General Partner

*
	Name:	Ari J. Benacerraf

	Title:	Managing Member

DIAMOND CASTLE PARTNERS IV-A, L.P.

By: DCP IV GP, L.P., its General Partner

By: DCP IV GP-GP, LLC, its General Partner

*
	Name:	Ari J. Benacerraf

	Title:	Managing Member

DEAL LEADERS FUND, L.P.

By: DCP IV GP, L.P., its General Partner

By: DCP IV GP-GP, LLC, its General Partner

*
	Name:	Ari J. Benacerraf

	Title:	Managing Member

DCP IV GP, L.P.

By: DCP IV GP-GP, LLC, its General Partner

*

Name:	Ari J. Benacerraf

Title:	Managing Member

DCP IV GP-GP, LLC

*
Name:	Ari J. Benacerraf

Title:	Managing Member

*
Ari J. Benacerraf

*
Michael W. Ranger

*
Andrew H. Rush

*By:	/s/ William J. Denehy
William J. Denehy

As Attorney-in-Fact